EXHIBIT 12

EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES - DUKE ENERGY CORPORATION
The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

	Six Months Ended June 30,		Years Ended December 31,
(in millions)	2014(a)		2013	2012(b)	2011	2010	2009
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations(c)	$532		$3,787	$2,291	$2,297	$2,097	$1,770
Fixed charges	897		1,886	1,510	1,057	1,045	892
Distributed income of equity investees	67		109	151	149	111	82
Deduct:
Preferred dividend requirements of subsidiaries	—		—	3	—	—	—
Interest capitalized	4		8	30	46	54	23
Total earnings	$1,492		$5,774	$3,919	$3,457	$3,199	$2,721

Fixed charges:
Interest on debt, including capitalized portions	$854		$1,760	$1,420	$1,026	$1,008	$853
Estimate of interest within rental expense	43		126	87	31	37	39
Preferred dividend requirements	—		—	3	—	—	—
Total fixed charges	$897		$1,886	$1,510	$1,057	$1,045	$892
Ratio of earnings to fixed charges	1.7	(d)	3.1	2.6	3.3	3.1	3.1
Ratio of earnings to fixed charges and preferred dividends combined(d)	1.7	(d)	3.1	2.6	3.3	3.1	3.1

(a)	The earnings to fixed charges ratio was negatively impacted by a pre-tax impairment charge of $1,388 million related to the plan to dispose of the Midwest Generation business.
(b)    Includes the results of Progress Energy, Inc. beginning on July 2, 2012.
(c)    Excludes amounts attributable to noncontrolling interests and income or loss from equity investees.
(d)    For all periods presented, Duke Energy Corporation had no preferred stock outstanding.